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18005801

SEC Mail Processing Section
FEB 28 2018
Washington DC
408

SEC...
Washington, D.C. 20549

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ANNUAL AUDITED REPORT FORM X-17A-5 PART III

SEC FILE NUMBER
8- 66548

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/17 (MM/DD/YY) AND ENDING 12/31/17 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: COBRA TRADING, INC.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

4800 HEDGCOXE ROAD, SUITE 300
(No. and Street)

PLANO	TX	75024
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

CHADD HESSING 972-491-7999
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

MOSS ADAMS LLP
(Name – *if individual, state last, first, middle name*)

8750 N CENTRAL EXPRESSWAY, STE 300	DALLAS	TX	75231
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

SEC 1410 (06-02)

BW

OATH OR AFFIRMATION

I, CHADD HESSING, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of COBRA TRADING, INC., as of DECEMBER 31, 20 17, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

President

Title

KELSEA MALONE
Notary Public, State of Texas
Comm. Expires 06-16-2020
Notary ID 130704503

KMalone
2/27/18

Notary Public

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [ ] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [x] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [x] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [x] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

MOSSADAMS

Report of Independent Registered Public Accounting Firm

To the Board of Directors
Cobra Trading, Inc.

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of Cobra Trading, Inc. (the Company) as of December 31, 2017, the related statements of related statements of income, changes in stockholder's equity, and cash flows for the year then ended, and the related notes (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2017, and the results of its operations and its cash flows for the year then ended, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures to respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Opinion on the Supplemental Information

The information in Schedules I and II has been subjected to audit procedures performed in conjunction with the audit of the Company's financial statements. The information in Schedules I and II is the responsibility of the Company's management. Our audit procedures include determining whether the information in Schedules I and II reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in Schedules I and II. In forming our opinion on the information in Schedule I, we evaluated whether the information in Schedule I, including its form and content is presented in conformity with 17 C.F.R. §240.17a-5. In forming our opinion on the information in Schedule II, we evaluated whether the information in Schedule II, including its form and content is presented in conformity with Regulation 1.17 of the Commodity Futures Trading Commission. In our opinion, the information in Schedules I and II is fairly stated in all material respects in relation to the financial statements as a whole.

Moss Adams LLP

Dallas, Texas
February 27, 2018

We have served as the Company's auditor since 2016.

COBRA TRADING, INC.
Statement of Financial Condition
December 31, 2017

ASSETS

Cash	$ 4,820
Deposit with broker/dealer	806,470
Clearing deposit with broker-dealer	100,078
Receivable from broker-dealer	155,880
Receivable from customers	28,145
Property, equipment and leasehold improvements, net of accumulated depreciation of $40,822	12,253
Other Assets	67,825
	$ 1,175,471

LIABILITIES AND STOCKHOLDER'S EQUITY

Liabilities:	
Accounts payable and accrued expenses	$ 639,006
	639,006
Stockholder's equity:	
Common stock, no par value, 100,000 shares authorized, 1,000 shares issued and outstanding	96,250
Retained earnings	440,215
Total stockholder's equity	536,465
	$ 1,175,471

The accompanying notes are an integral part of these financial statements.

COBRA TRADING, INC.
Statement of Income
For the Year Ended December 31, 2017

Revenues:	
Commissions	$ 2,306,576
Interest income	20,362
Fee income	3,793,344
Miscellaneous income	1,833
Total Income	6,122,115
Expenses:	
Employee compensation and benefits	897,504
Brokerage and clearance fees	4,148,475
Communications	27,243
Occupancy and equipment costs	77,294
Promotional costs	4,675
Interest	7,048
Regulatory fees and expenses	25,396
Other expenses	449,861
Total operating expenses	5,637,496
Net Income	$ 484,619

The accompanying notes are an integral part of these financial statements.

COBRA TRADING, INC.
Statement of Changes in Stockholder's Equity
For the Year Ended December 31, 2017

	Shares	Common Stock	Retained Earnings	Total
Balance at December 31, 2016	1,000	$ 96,250	$ 135,596	$ 231,846
Net income			484,619	484,619
Distributions			(180,000)	(180,000)
Balance at December 31, 2017	1,000	$ 96,250	$ 440,215	$ 536,465

The accompanying notes are an integral part of these financial statements.

COBRA TRADING, INC.

Statement of Cash Flows

For the Year Ended December 31, 2017

Cash Flows from Operating Activities		
Net income	$	484,619
Adjustments to reconcile net income (loss) to net cash provided (used) by operating activities:		
Depreciation		4,410
Change in operating assets and liabilities:		
Increase in deposit with broker/dealer		(590,339)
Increase in clearing deposit with broker		(78)
Increase in receivable from deposits with broker-dealer		(62,220)
Decrease in receivable from customers		40,398
Increase in other assets		(37,012)
Increase in accounts payable and accrued expenses		345,042
Net cash provided (used) by operating activities		184,820
Cash Flows from Financing Activities		
Distributions		(180,000)
Net increase (decrease) in cash and cash equivalents		4,820
Cash and cash equivalents at beginning of year		0
Cash and cash equivalents at end of year	$	4,820
Supplemental disclosures		
Cash paid for:		
Income taxes		0
Interest	$	7,048

The accompanying notes are an integral part of these financial statements.

COBRA TRADING, INC.
Notes to Financial Statements
December 31, 2017

Note 1 — Organization and Nature of Business

Cobra Trading, Inc. (the "Company") was organized in June, 2004. The Company became a broker/dealer in securities registered with the Securities and Exchange Commission ("SEC") effective December 17, 2004, and is a member of the Financial Industry Regulatory Authority ("FINRA"), the National Futures Association ("NFA") and Securities Investor Protection Corporation ("SIPC"). The Company operates under the exemption provisions of SEC Rule 15c3-3(k)(2)(ii) which provide that all funds and securities belonging to the Company's customers be handled by a clearing broker-dealer.

The Company's customers are primarily individuals trading securities through the Company's online portal.

Cash and Cash Equivalents

The Company treats money market mutual funds and all highly liquid debt instruments with original maturities of three months or less as cash equivalents for purposes of the statement of cash flows.

Property and Equipment

Property and equipment are stated at cost. Depreciation on office equipment and furniture is computed using the straight line method over useful lives of three to seven years.

Management Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the period. Actual results could differ from those estimates.

Revenue Recognition

Commissions are recorded on the trade date basis. Fee income is reflected in the period services are performed.

Advertising Costs

All nondirect-response advertising costs are expensed as incurred. Advertising costs were $4,675 for the year ended December 31, 2017.

Note 2 — Deposits with and Receivable from Clearing Broker-Dealer

Deposits with clearing broker-dealer include cash required to be maintained at the clearing broker-dealer for clearing and trading activities. Receivable from clearing broker-dealer is comprised of commissions. Such amounts are normally collected between five and thirty-five days after month end.

Note 3 — Furniture, Equipment and Leasehold Improvements

A summary of furniture and equipment at December 31, 2017 is as follows:

Furniture and fixtures	$19,850
Equipment	33,225
	$53,075
Less: accumulated depreciation	40,822
	$12,253

Depreciation expense was $4,410 for the year ended.

Note 4 — Net Capital Requirements

Pursuant to the net capital provisions of Rule 15c3-1 of the Securities and Exchange Act of 1934, a minimum net capital requirement must be maintained, as defined under such provisions. Net capital and the related net capital ratio may fluctuate on a daily basis.

At December 31, 2017, the Company had net capital of $428,242 and net capital requirements of $42,600. The ratio of aggregate indebtedness to net capital was 1.49 to 1 at December 31, 2017. The Securities and Exchange Commission permits a ratio of no greater than 15 to 1.

Pursuant to the net capital requirements of Section 1.17 of the Commodity Futures Trading Commission, a minimum net capital requirement must be maintained, as defined under such provisions. As an introducing broker, the Company is required to maintain net capital of $45,000. At December 31, 2017, the Company had net capital as defined under Section 1.17 of $428,242 which resulted in an excess net capital of $383,242.

Note 5 — Federal Income Taxes

The Company, with consent of its stockholder, has elected under the Internal Revenue Code to be an S corporation. In lieu of corporation income taxes, the stockholders of an S corporation are taxed on their proportionate share of the Company's taxable income. Therefore, no provision or liability for federal income taxes has been included in these financial statements.

The Company files income tax returns in the US federal jurisdiction and in various state and local jurisdictions. The Company's federal income tax returns for all tax years ended on or after December 31, 2014, remain subject to examination by the Internal Revenue Service. The Company's state and local income tax returns are subject to examination by the respective state and local authorities over various statutes of limitation, most ranging from three to five years from the date of filing.

The Company applies FASB ASC 740-10 relating to accounting for uncertain tax positions. ASC 740-10 prescribes a recognition threshold and measurement process for accounting for uncertain tax positions and also provides guidance on various related matters such as derecognition, interest, penalties and disclosures required. The Company does not have any uncertain tax positions.

Note 6 — Commitments and Contingencies

The Company is required to indemnify its clearing broker-dealers if a customer fails to settle a securities transaction according to its clearing agreement. Management has been advised that there were unsecured debits in customer accounts of $28,145 at December 31, 2017. Reserves for the debits have been established in the deposits with the broker-dealer.

Note 7 — Operating Lease

The Company has entered into non-cancelable lease agreements for its offices and certain equipment. Rent expense for the year was $56,815. The office space lease expires December 31, 2019. Future minimum lease payments required under the leases are as follows:

2018	$ 53,736
2019	53,736
	$107,472

Note 8 — Concentration Risks

At December 31, 2017, and at various times throughout the year, the Company had cash balances in excess of federally insured limits.

The Company has 2 customers who makes up approximately 47% of its fee income. If these relationships are terminated, the Company may be exposed to financial risk.

Supplemental Information Pursuant to Rule 17a-5
of the Securities Exchange Act of 1934, as of
December 31, 2017

Schedule I

COBRA TRADING, INC.
Computation of Net Capital Under Rule 15c3-1
of the Securities and Exchange Commission
As of December 31, 2017

Computation of Net Capital		
Total ownership equity qualified for net capital		$ 536,465
Deductions and/or charges		
Non-allowable assets:		
Receivable from customers	$ 28,145	
Property & Equipment	12,253	
Other assets	67,825	108,223
Net capital before haircuts on securities positions		428,242
Haircuts on securities (computed, where applicable, pursuant to Rule 15c3-1(f)):		--
Net capital		$ 428,242
Aggregate Indebtedness		
Items included in statement of financial condition		
Accounts payable and accrued expenses		$ 639,006
Total aggregate indebtedness		$ 639,006

Schedule I (continued)

COBRA TRADING, INC.
Computation of Net Capital Under Rule 15c3-1
of the Securities and Exchange Commission
As of December 31, 2017

Computation of Basic Net Capital Requirement

Minimum net capital required (6 2/3% of total aggregate indebtedness)	$ 42,600
Minimum dollar net capital requirement of reporting broker or dealer	$ 5,000
Minimum net capital requirement (greater of two minimum requirement amounts)	$ 42,600
Net capital in excess of minimum required	$ 385,642
Net capital less greater of 10% of aggregate indebtedness or 120% of minimum net capital	$ 364,341
Ratio: Aggregate indebtedness to net capital	1.49 to 1

Reconciliation with Company's Computation

There are no material differences between this computation of net capital and the corresponding computation prepared by the Company and included in the unaudited Form X-17A-5 Part II FOCUS Report filling as of the same date.

Supplemental Information Pursuant to Regulation 1.17
of the Commodity Futures Trading Commission
For the Year Ended December 31, 2017

Schedule II

COBRA TRADING, INC.
Computation of Net Capital Under Regulation 1.17
of the Commodity Futures Trading Commission
As of December 31, 2017

COMPUTATION OF ADUSTED NET CAPITAL

Total ownership equity qualified for net capital		$ 536,465
Deductions and/or charges		
Non-allowable assets:		
Receivable from customer	$ 28,145	
Property & Equipment	12,253	
Other assets	67,825	108,223
Net capital before haircuts on securities positions		428,242
Haircuts on securities (computed, where applicable, pursuant to Rule 15c3-1(f)):		--
Adjusted Net capital		428,242
Net Capital Required		45,000
Excess Net Capital		$ 383,242

MOSSADAMS

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Stockholder
Cobra Trading, Inc.

We have reviewed management's statements, included in the accompanying Exemption Report, in which (1) Cobra Trading, Inc. identified the following provisions of 17 C.F.R. §15c3-3(k) under which Cobra Trading, Inc. claimed an exemption from 17 C.F.R. §240.15c3-3: (2)(ii) (the exemption provisions) and (2) Cobra Trading, Inc. stated that Cobra Trading, Inc. met the identified exemption provisions throughout the most recent fiscal year without exception. Cobra Trading, Inc. management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about Cobra Trading, Inc.'s compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(ii) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Moss Adams LLP

Dallas, Texas
February 27, 2018

COBRA TRADING

EXEMPTION REPORT

DECEMBER 31, 2017

Comes now the firm and makes the following statements that we believe are true and accurate to the best of our knowledge and belief:

1. The firm is exempt from Rule 15c3-3 under Section (k)(2)(ii), in which all transactions are cleared through another broker-dealer on a fully disclosed basis.

2. The firm met the identified exemption provision throughout the most recent fiscal year without exception.

Chadd Hessing
President

Cobra Trading, Inc. P 972.491.7999 F 972.491.3111 info@cobratrading.com
4300 Hedgcoxe Road, Suite 300 Plano, TX 75024 www.cobratrading.com

INDEPENDENT ACCOUNTANT'S REPORT ON APPLYING AGREED-UPON PROCEDURES

DECEMBER 31, 2017

MOSSADAMS

Report of Independent Registered Public Accounting Firm on Applying Agreed-Upon Procedures

To the Board of Directors and Stockholder
Cobra Trading, Inc.

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934 and with the SIPC Series 600 Rules, we have performed the procedures enumerated below, which were agreed to by Cobra Trading, Inc. and the Securities Investor Protection Corporation (SIPC) with respect to the accompanying General Assessment Reconciliation (Form SIPC-7) of Cobra Trading, Inc. (the Company) for the year ended December 31, 2017, solely to assist you and SIPC in evaluating Cobra Trading, Inc.'s compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7). Management is responsible for the Company's compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the Public Company Accounting Oversight Board (United States). The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows.

1. Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries noting no differences, noting no differences;

2. Compared the total revenue amounts reported on the Annual Audited Report Form X-17A-5 Part III for the year ended December 31, 2017 with the total revenue amounts reported in Form SIPC-7 for the year ended December 31, 2017, noting no differences;

3. Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers, noting no differences;

4. Recalculated the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments, noting no differences; and,

5. Compared the amount of any overpayment applied to the current assessment with the Form SIPC-7 on which it was originally computed, noting no differences.

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance with the applicable instructions of the Form SIPC-7. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

Moss Adams LLP

Dallas, Texas
February 27, 2018

*amended

SIPC-7

(35-REV 6/17)

SECURITIES INVESTOR PROTECTION CORPORATION
P.O. Box 92185 Washington, D.C. 20090-2185
202-371-8300

General Assessment Reconciliation

SIPC-7

(35-REV 6/17)

For the fiscal year ended 12/31/2017
(Read carefully the instructions in your Working Copy before completing this Form)

TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

13*13*****2562********************MIXED AADC 220
66548 FINRA DEC
COBRA TRADING INC
4200 HEDGCOXE RD STE 300
PLANO TX 75024-2407

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.

Todd Hessing 972-491-7999

2. A. General Assessment (item 2e from page 2)		$ ~~2,796~~ [TH] 2774
B. Less payment made with SIPC-6 filed (exclude interest) 7/25/17 Date Paid		(1226)
C. Less prior overpayment applied		( )
D. Assessment balance due or (overpayment)		~~1,570~~ [TH] 1548
E. Interest computed on late payment (see instruction E) for ______ days at 20% per annum		
F. Total assessment balance and interest due (or overpayment carried forward)		$ ~~1,570~~ [TH] 1,548
G. PAID WITH THIS FORM: Check enclosed, payable to SIPC Total (must be same as F above)	$ 1,570	
H. Overpayment carried forward	$([TH] 22)	

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

____

____

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

Cobra Trading, Inc.
(Name of Corporation, Partnership or other organization)

Todd Hessing
(Authorized Signature)

President
(Title)

Dated the ~~29th~~ 22nd day of ~~January~~ February, 20 ~~18~~ 18.

This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

SIPC REVIEWER

Dates: ________ Postmarked ________ Received ________ Reviewed

Calculations ________ Documentation ________ Forward Copy ________

Exceptions:

Disposition of exceptions:

DETERMINATION OF "SIPC NET OPERATING REVENUES" AND GENERAL ASSESSMENT

Amounts for the fiscal period
beginning 1/1/17
and ending 12/31/17

Eliminate cents

Item No.

2a. Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030) $ ~~6,137,115~~ LH 6,122,115

2b. Additions:

(1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above. ______

(2) Net loss from principal transactions in securities in trading accounts. ______

(3) Net loss from principal transactions in commodities in trading accounts. ______

(4) Interest and dividend expense deducted in determining item 2a. ______

(5) Net loss from management of or participation in the underwriting or distribution of securities. ______

(6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities. ______

(7) Net loss from securities in investment accounts. ______

Total additions ______

2c. Deductions:

(1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products. 117,308

(2) Revenues from commodity transactions. ______

(3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions. 4,148,475

(4) Reimbursements for postage in connection with proxy solicitation. ______

(5) Net gain from securities in investment accounts. ______

(6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date. ______

(7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act). ______

(8) Other revenue not related either directly or indirectly to the securities business. (See Instruction C): ______

(Deductions in excess of $100,000 require documentation)

(9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income. $ 7,048

(ii) 40% of margin interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960). $ ______

Enter the greater of line (i) or (ii) 7,048

Total deductions 4,272,831

2d. SIPC Net Operating Revenues $ ~~1,864,284~~ LH 1,849,284

2e. General Assessment @ .0015 $ ~~2,796~~ LH 2,774

(to page 1, line 2.A.)

MOSSADAMS

Report of Independent Registered Public Accounting Firm on Internal Control

To the Board of Directors and Stockholder
Cobra Trading, Inc.

In planning and performing our audit of the financial statements and supplemental information of Cobra Trading, Inc. (the Company), as of and for the year ended December 31, 2017, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing an opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Regulation 1.16 of the Commodity Futures Trading Commission (CFTC), we have made a study of the practices and procedures followed by the Company, including consideration of control activities for safeguarding firm assets. This study included tests of such practices and procedures that we considered relevant to the objectives stated in Regulation 1.16, in making the periodic computations of minimum financial requirements pursuant to Regulation 1.17.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls, and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the CFTC's previously mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Regulation 1.16(d)(2) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to previously, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A deficiency in internal control exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis.

A significant deficiency is a deficiency, or a combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A material weakness is a deficiency, or combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the Company's financial statements will not be prevented, or detected and corrected on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities and firm assets that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the CFTC to be adequate for its purposes in accordance with the Commodity Exchange Act and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2017, to meet the CFTC's objectives.

This report is intended solely for the information and use of the Company's stockholder, Board of Directors, management, the CFTC, the National Futures Association, Financial Industry Regulatory Authority, and other regulatory agencies that rely on Regulation 1.16 of the CFTC in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Moss Adams LLP

Dallas, Texas
February 27, 2018